# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Core University Living Real Estate Income Trust, CIK 0002119505
CUSIP: 21874U805
Title of class of securities: Common shares of beneficial interest, par value $0.01 per share
Address of issuer's principal executive offices: 1400 N. Kingsbury St., Chicago, Illinois (IL), 60642
Date of event which requires filing of this statement: 07/21/2026
Filed by CIK 0002140787
Persons authorized to receive notices and communications: CS RE Holdings, LLC, Attn: Adam Grant, CS RE Holdings, LLC, 1400 N. Kingsbury Street, Chicago, Illinois (IL), 60642, (773) 969-5740

## Reporting persons
- CS RE Holdings, LLC (CIK 0002140787): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 3,090,859; sole dispositive power 0; shared dispositive power 3,090,859; aggregate amount beneficially owned 3,090,859 (23.51% of the class)
  Comment: Limited Liability Company
- Core Spaces, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,090,859; sole dispositive power 0; shared dispositive power 3,090,859; aggregate amount beneficially owned 3,090,859 (23.51% of the class)
- Marc Lifshin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,090,859; sole dispositive power 0; shared dispositive power 3,090,859; aggregate amount beneficially owned 3,090,859 (23.51% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common shares of beneficial interest, par value $0.01 per share
Name of issuer: Core University Living Real Estate Income Trust
Address of issuer's principal executive offices: 1400 N. Kingsbury St., Chicago, Illinois (IL), 60642
Comment: This Schedule 13D relates to common shares of beneficial interest, par value $0.01 per share (the "Shares"), of Core University Living Real Estate Income Trust, a Maryland statutory trust (the "Issuer"), having its principal executive offices at 1400 N. Kingsbury St., Chicago, Illinois 60642.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by each of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

(i) CS RE Holdings, LLC ("CS RE Holdings"), a Delaware limited liability company;
(ii) Core Spaces, LLC ("Core Spaces"), a Delaware limited liability company; and
(iii) Marc Lifshin.

CS RE Holdings is a wholly owned subsidiary of Core Spaces.
Residence or business address: The principal business address of CS RE Holdings, Marc Lifshin and Core Spaces is 1400 N. Kingsbury St., Chicago, Illinois 60642.
Present principal occupation or employment: The principal business of CS RE Holdings is performing the functions of, and serving as, an equity holder of the Issuer and other investment funds sponsored by Core Spaces. The principal business of Core Spaces is to develop, acquire and manage student housing and build-to-rent communities. The principal occupation of Mr. Lifshin is to serve as an executive of Core Spaces and certain of its affiliates, including as the Chair of the Board of Trustees of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See Item 2(d) above.
Citizenship: CS RE Holdings and Core Spaces are Delaware limited liability companies. Mr. Lifshin is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: CS RE Holdings acquired the 3,090,859 Shares it directly holds by paying $30,908,590 in cash, funded from working capital and capital contributions made to Core Spaces.

## Item 4. Purpose of Transaction
Purpose of transaction: The Shares reported herein held by CS RE Holdings were acquired as described in Items 3 and 6 of this Schedule 13D. CS RE Holdings holds Shares for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Calculations of the percentage of Shares beneficially owned assumes that there were 13,148,359 Shares outstanding as of July 21, 2026.

As of July 21, 2026, CS RE Holdings directly holds 3,090,859 Shares, all of which are designated as Class E Shares.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of each of the cover pages of this Schedule 13D, and are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than CS RE Holdings to the extent it directly holds the Issuer securities reported on this Schedule 13D) is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Sections 13(d) of the Act.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons have engaged in any transaction during the past 60 days from July 21, 2026 in any Shares. On February 19, 2026, the Issuer issued 100 Shares to CS RE Holdings in exchange for $1,000. On July 21, 2026, the Issuer issued 2,000,000 Shares to CS RE Holdings in exchange for $20,000,000. On July 21, 2026, the Issuer issued 1,090,759 Shares to CS RE Holdings in exchange for $10,907,590.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to a subscription agreement dated February 2, 2026 between CS RE Holdings and the Issuer, CS RE Holdings subscribed for 100 Shares for an aggregate purchase price of $1,000.

Pursuant to a subscription agreement dated July 21, 2026 between CS RE Holdings and the Issuer, CS RE Holdings subscribed for an additional 2,000,000 Shares for an aggregate purchase price of $20,000,000. Such Shares are subject to a three-year lock-up from the issuance date. Following the expiration of such lock-up, CS RE Holdings may request to have any such Shares repurchased by the Issuer pursuant to the Issuer's share repurchase plan. Any such repurchases by the Issuer will be satisfied only after repurchase requests made by shareholders not affiliated with CS RE Holdings have been satisfied in full.

Pursuant to a subscription agreement dated July 21, 2026 between CS RE Holdings and the Issuer, CS RE Holdings subscribed for an additional 1,090,759 Shares for an aggregate purchase price of $10,907,590. Such shares were purchased as part of the Issuer's continuous private offering.

Except as referenced above or described in Items 3 and 4 hereof, there are no other contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

The foregoing description of the subscription agreements in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of subscription agreements, which are filed as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4 hereto, respectively, and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act
99.2 Subscription Agreement between CS RE Holdings, LLC and Core University Living Real Estate Income Trust dated February 2, 2026
99.3 Subscription Agreement between CS RE Holdings, LLC and Core University Living Real Estate Income Trust dated July 21, 2026
99.4 Subscription Agreement between CS RE Holdings, LLC and Core University Living Real Estate Income trust dated July 21, 2026

## Signatures
- CS RE Holdings, LLC: /s/ Adam Grant, Adam Grant, General Counsel of Core Spaces, LLC, its sole member (07/28/2026)
- Core Spaces, LLC: /s/ Adam Grant, Adam Grant, General Counsel (07/28/2026)
- Marc Lifshin: /s/ Marc Lifshin, Marc Lifshin (07/28/2026)